EXHIBIT 21.01

THE STEAK N SHAKE COMPANY

Wholly-owned Subsidiaries	State of Incorporation or Organization
Steak n Shake Operations, Inc.	Indiana
Steak n Shake, LLC *	Indiana
Steak n Shake Enterprises, Inc. *	Indiana
Consolidated Specialty Restaurants, Inc.	Indiana
SNS Investment Company	Indiana

* Wholly-owned subsidiary of Steak n Shake Operations, Inc.

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